UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

 Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other persons))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders

(Title of Class of Securities)

827084864
(American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e−4(i) (Cross−Border Issuer Tender Offer)

☒	Rule 14d−1(d) (Cross−Border Third−Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on December 29, 2015 (the “Schedule TO”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 770,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.71% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the U.S. Offer to Purchase, dated December 29, 2015, and in the related ADS Letter of Transmittal and Common Share Form of Acceptance.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(11) English translation of the ROC Offer documents used in the offer for Common Shares of SPIL.

(f) Article 12 of the Republic of China Business Mergers and Acquisitions Act.

Item 13

1.	The following sentence:

“The foregoing summary of the appraisal rights of holders of Common Shares under the Company Law of the Republic of China and the Mergers Act does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Article 12 of the Republic of China Business Mergers and Acquisitions Act, which will become effective on January 8, 2016 and a copy of which is included as Exhibit (f) to the Tender Offer Statement filed under cover of Schedule TO by Purchaser on December 29, 2015, as amended and supplemented.”

is added to the U.S. Offer to Purchase after the last sentence of the second paragraph under the caption “Special Factors—Section 5—Appraisal Rights”.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

EXHIBIT INDEX

Item 12. Exhibits

Exhibit No.	Description
(a)(11)	English translation of the ROC Offer documents used in the offer for Common Shares of SPIL.
(f)	Article 12 of the Republic of China Business Mergers and Acquisitions Act.